Exhibit 99.3

Roan Holdings Group Co., Ltd. Reports First Half 2021 Financial Results

BEIJING and HANGZHOU, China, August 24, 2022 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink Sheets: RAHGF and RONWF), a comprehensive solution provider for industrial operation and capital market services, today reported its financial results for the six months ended June 30, 2022.

Key Financial Highlights for the First Half 2022 as compared to First Half 2021:

•	Total revenue from services increased 238% from $0.33 million to $1.12 million.

•	Operating income increased 57% to $2.79 million, as compared to $1.78 million.

•	Net income was $0.56 million or $0.01 per share, compared to net loss of $0.46 million or $0.02 per share.

	For the Six Months ended June 30,		Variance
($ millions, except per share data, differences due to rounding)	2022 (Unaudited)	2021 (Unaudited)	Amount	%
Revenues from services	$1.12	$0.33	$0.79	238%
Operating income	2.79	1.78	1.01	57%
Net income (loss)	0.56	(0.46)	1.02	222%
Earnings (loss) per share	0.01	(0.02)	0.03	150%

Mr. Junfeng Wang, Chairman of the Board commented, “The first half of 2022 was a productive half year for Roan, highlighted by a strong growth of 238% in revenues from services due to the growing revenues contributed from our industrial operation services. Our newly focused industrial operations services made up 84.6% of our revenues from services in the first half 2022, which is a testament to our successful development and continuous expansion on the industrial operation business in the Yangtse River Delta Region. During the first half of 2022, we have made remarkable progress through cooperating with leading enterprises on the industrial operation projects targeting new energy, new materials and semiconductor fields.”

“We will continue to leverage our past experience, performance, customer resources, market channels, relationships with institutional organizations and local government relations to continue expanding our service offerings of industrial operations step by step. We plan to implement multiple new strategic initiatives this second half of the year and continue aiming to set up an industrial service platform that could cover the industrial supply chain of new energy industrial operation and both the downstream and upstream resources in such fields. We plan to continue to promote our leading ‘industrial investment + industrial operation’ solutions of ‘whole process and life cycle’,” Mr. Wang said.

Mr. Wenhao Wang, Chief Financial Officer of Roan, commented: “Our first two fiscal quarters marked a strong growth in revenues and resulted in net profits as we begin to realize the benefits of our business strategy upgrade and the development of our industrial operation service. We managed to achieve a net income of $0.56 million for the first half of 2022, with an increase of 222% or 1.02 million, from a net loss of $0.46 million during the same period of last year. As we look toward the second half of 2022 and the next fiscal year, we expect our industrial operation service revenue to continue to increase as a percentage of our total revenue, and to deliver good financial performance for the Company, further enjoying the growth in the new energy and new materials sectors and bringing better returns for our shareholders.”

First Half 2022 Financial Results

Revenues

The following table sets forth a breakdown of our revenue by services offered for the six months ended June 30, 2022 and 2021:

	For the Six Months ended June 30,		Variance
	2022 (Unaudited)	2021 (Unaudited)	Amount	%
Financial consulting service	$165,212	$126,659	$38,553	30%
Consulting services relating to debt collection	-	204,129	(204,129)	(100)%
Healthcare service packages	26,209	-	26,209	100%
Industrial Operation Service	946,439	-	946,439	100%
Cost of revenue	(18,616)	-	(18,616)	100%
Revenues from services	$1,119,244	$330,788	$788,456	238%

Financial consulting services

Revenue from financial consulting services was $165,212 for the six months ended June 30, 2022, as compared to $126,659 for the same period of last fiscal year. An increase of $38,553, or 30%, as compared to $126,659 for the same period of last fiscal year as the result of stronger sales efforts.

Consulting services relating to debt collection

Revenue from consulting services relating to debt collection was $nil for the six months ended June 30, 2022, as compared to $204,129 for the same period of last fiscal year. Due to the negative impact of COVID-19, the Chinese economy deteriorated, which increased the risk of debt collection and sale ability of collateral guaranteed for these debts. To avoid these risks, the Company did not renew or sign any consulting services contracts relating to debt collection during the six months ended June 30, 2022.

Revenue from healthcare services packages

Revenue from the health care service packages was $26,209 and minimal for the six months ended June 30, 2022 and 2021, respectively. The health service package was sold to the customers in the first quarter of 2022 when COVID-19 broke in Shangyu and Hangzhou.

Industrial operation services

Revenue from industrial operation services was $946,439 for the six months ended June 30, 2022, as compared to $nil for the same period of last fiscal year, which was mainly due to the Company providing industrial operations services starting in 2021.

Commission and fees on financial guarantee services

Commission and fees on financial guarantee services was $185,634 and $191,920 for the six months ended June 30, 2022 and 2021, respectively, reflecting a small decrease for business development.

Provision for financial guarantee services

The provisions for financial guarantee services are related to financial guarantee service business as per the requirement of local government. Provisions for financial guarantee services was reversed $195,915 for the six months ended June 30, 2022, as compared to recovery of provision for financial guarantee services of $15,586 for the same period of last fiscal year.

Interest and fee income

Interest and fee income primarily consisted of interest and fee income generated from loans due from third parties. Interest and fee income was $1,291,030, an increase of $20,991, or 1.65% for six months ended June 30, 2022 as compared to $1, 270,039 for the same period of 2021. The increase was mainly due to the increase in interest income from loans due from third parties, which was offset by the decrease in interest income on deposits with banks.

Operating expenses

Operating expenses decreased by $279,986 or 13.29%, to $1,826,134 for the six months ended June 30, 2022, as compared to $2,106,120 for the same period of last fiscal year. The decrease in operating expenses was primarily the result of our cost control strategies.

Net income (loss) and earnings (loss) per share

Net income was $563,372 for the six months ended June 30, 2022, as compared to net loss of $460,397 for the same period of last year.

After deducting for non-controlling interests, net income attributable to the Company’s shareholders was $322,005 for the six months ended June 30, 2022, as compared to net loss attributable to the Company’s shareholders of $527,427 for the same period of last year.

Earnings per share was $0.01 for the six months ended June 30, 2022, as compared to loss per share of $0.02 for the same period of last year.

Cash and cash equivalents

Cash and cash equivalents were $1,035,674 as of June 30, 2022, reflecting a decrease of $911,468 from $1,947,142 as of December 31, 2021, primarily because of the payment of bank loans during the six months ended June 30, 2021.

Recent developments

On August 15, 2022, the Company entered into a cooperation framework agreement with Guodiantou (Beijing) Integrated Energy Co., a subsidiary of State Power Investment Corporation Limited, for their future strategic cooperation on investing, constructing and operating new energy storage power stations initially in the Yangtze River Delta region.

On June 29, 2022, the Company entered into a Letter of Intent with Zhejiang Shangyu Cao’e River Economic Development Zone as the Company executes on its strategic plan to provide planning, support, and operations for new energy storage, new materials and semiconductor related projects.

On June 23, 2022, a new wholly-owned subsidiary of the Company, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd., was incorporated under the laws of the PRC, which provides services in industrial operation services focusing on new storage energy, new materials and semiconductor.

On June 8, 2022, the Company entered into an investment cooperation agreement for a new energy storage industrial park with Jiaxing Economic and Technological Development Zone.

On April 2, 2022, the Company’s subsidiary, Hangzhou Zeshi Investment Partnership (Limited Partnership), invested RMB 22 million (approximately $3.41 million) to a joint venture, Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. and holds 22% of the equity in the joint venture. ZhongXin provides industrial operation solutions and will set up industrial parks by collaborating with local government in multiple areas for the manufacturing, marketing and distribution of the semiconductor products and new materials.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF) is a comprehensive solution provider for industrial operation and capital market services. Adhering to the platform strategy of “cross collaboration, technology empowerment, sustainability and stability, and combination of operation and finance resources”, the Company’s services focus on the new energy, new materials, and semiconductor industries. At the same time, the Company focuses on the application of innovative technologies in the consumer industry with respect to financial consumption, cultural and tourism consumption, and great health ecosystem. Roan aims to provide comprehensive solutions and supporting services for diversified institutional and local government clients across the entire industry chain. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Shaoxing and Tianjin. For more information, please visit: www.roanholdingsgroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Examples of such statements in this release include our plans to continue promoting and expanding our service offerings of industrial operations and step by step implement multiple new strategic initiatives this second half of the year; our intent to set up an industrial service platform that could cover the industrial supply chain both upstream and downstream of new energy industrial operations; and our expectation that our industrial operation service revenue will continue to increase as a percentage of our total revenue and to deliver good financial performance for the Company, further enjoying the growth in the new energy and new materials sectors and bringing better returns for our shareholders. Such statements are based upon management’s current expectations, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control and which could cause actual results to differ materially from statements made in this press release. Examples of these risks include whether we are able to grow our revenue from industrial operation services, in part from our multiple strategic initiatives, whether we will be timely in implementing such multiple strategic initiatives and whether such strategic initiatives will lead to new revenue, whether any growth would be profitable, whether there will be continued growth in the new energy and new materials sectors, whether the worldwide economic slow-down will impact these sectors materially, and whether we will be able to timely set up an industrial service platform covering both the downstream and upstream resources for industrial supply chain of new energy industrial operations. Further information regarding these and other risks, uncertainties or factors are included in the Company’s filings with the U.S. Securities and Exchange Commission which are available on our website at www.roanholdingsgroup.com/cwbg and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time.. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations Firm:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 (718)213-7386

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Cash and cash equivalents	$1,035,674	$1,947,142
Restricted cash	26,339,708	29,693,689
Accounts receivable, net	7,122,604	6,929,529
Inventories	3,027	33,598
Loan receivables due from third parties	26,375,018	23,751,471
Due from related parties	1,325	5,941
Other current assets	72,250	70,910
Other receivables	745,964	656,835
Total current assets	61,695,570	63,089,115

Pledged deposits	15,329	48,752
Property and equipment, net	64,146	77,073
Intangible assets, net	2,519,491	3,123,394
Right of use assets	103,801	37,313
Goodwill	267,331	267,331
Total non-current assets	2,970,098	3,553,863

Total Assets	$64,665,668	$66,642,978

LIABILITIES
Customer pledged deposits	$-	$7,846
Unearned income	69,099	72,523
Reserve for financial guarantee losses	430,179	651,341
Dividends payable	480,000	480,000
Tax payable	3,012,439	2,614,257
Due to related parties	123,785	123,117
Warrant liabilities	-	16,998
Operating lease liabilities, current portion	58,269	65,498
Accrued expenses and other liabilities	1,488,507	1,155,903
Bank loans	5,671,758	5,961,460
Total current liabilities	11,334,036	11,148,943

Operating lease liabilities, noncurrent portion	61,172	-
Deferred tax liabilities	456,118	544,355
Total non-current Liabilities	517,290	544,355

Total Liabilities	$11,851,326	$11,693,298

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Share, no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 and 715,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	$12,052,106	$11,711,727
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	362,797	362,797
Accumulated deficit	(14,824,176)	(14,805,802)
Accumulated other comprehensive income	1,437,234	3,128,086
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	$33,427,882	$34,796,729

Noncontrolling interests	19,386,460	20,152,951
Total Equity	52,814,342	54,949,680
Total Liabilities and Equity	$64,665,668	$66,642,978

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)

Revenue from services	$1,111,651	$330,788
Revenue from healthcare service packages	26,209	-
Cost of Revenue	(18,616)	-
Net revenue of services	1,119,244	330,788

Commission and fees on financial guarantee services	185,634	191,920
(Provision) recovery of provision for financial guarantee services	195,915	(15,586)
Commission and fee income on guarantee services, net	381,549	176,334

Interest and fees income
Interest income on loans due from third parties	1,112,816	998,827
Interest income on deposits with banks	178,214	271,212
Total interest and fees income	1,291,030	1,270,039

Operating income	2,791,823	1,777,161

Operating expenses
Salaries and employee surcharges	658,544	564,110
Other operating expenses	1,184,588	1,514,281
Changes in fair value of warrant liabilities	(16,998)	27,729
Total operating expenses	1,826,134	2,106,120

Other income (expenses)
Other income (expenses), net	(147,823)	(155,633)
Interest income (expenses), net	9,1887	11,127
Total other expenses	(55,936)	(144,506)
Income (loss) before income taxes	909,753	(473,465)

Income tax benefit (expenses)	(346,381)	13,068

Net (loss) income	563,372	(460,397)
Less: Net loss attributable to noncontrolling interests	241,367	67,030
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$322,005	$(527,427)

Comprehensive income (loss)
Net income (loss)	563,372	(460,397)
Foreign currency translation	(2,698,710)	529,793
Less: Comprehensive loss attributable to noncontrolling interests	(766,491)	226,482
Total comprehensive loss attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(1,368,847)	$(157,086)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887
Loss per share
Net income (loss) per share – Basic and Diluted	$0.01	$(0.02)

*	The Company used net loss as the control number to determine whether the warrants, Class A and Class B preferred shares are anti-dilutive. Because the Company suffered loss, the number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)

Cash Flows from Operating Activities:
Net (loss) income	$563,372	$(460,397)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	530,060	539,327
Bad debt provision	21,149	330,573
Provision (recovery of provision) for financial guarantee losses	(195,915)	15,586
Deferred tax benefits	(63,872)	(219,226)
Changes in fair value of warrant liabilities	(16,998)	27,730
Loss from lease modification	-	20,386
Accretion of finance leases	1,654	4,900
Changes in operating assets and liabilities:
Accounts receivables	(157,705)	1,112,931)
Inventories	30,571	(2,330)
Other current assets	(1,340)	3,419,669
Other receivables	(92,457)	2,997,179
Pledged deposits and other non-current assets	33,423	82,099
Advances from customers	(3,424)	(19,159)
Tax payable	398,182	304,981
Accrued expenses and other liabilities	332,604	67,147
Customer Pledged assets	(7,846)	-
Operating lease assets and liabilities	(1,370)	-
Net Cash Provided by Operating Activities	1,370,088	8,221,396

Cash Flows from Investing Activities:
Repayment of loans to third parties	(3,962,433)	(3,433,781)
Payment (disbursement)of due from related party	5,284	(11,160)
Net Cash Used in Investing Activities	(3,957,149)	(3,444,941)

Cash Flows from Financing Activities:
Repayment of bank loans	-	(2,942,152)
Disbursement of lease liabilities	(62,562)	(13,320)
Net Cash Used in Financing Activities	(62,562)	(2,955,472)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	(1,615,826)	564,020

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	(4,265,449)	2,385,003
Cash, cash equivalents, and restricted cash in banks at beginning of year	31,640,831	30,807,604
Cash, cash equivalents, and restricted cash in banks at end of year	$27,375,382	$33,192,607

Supplemental Cash Flow Information
Cash paid for interest expense	$128,035	$146,215
Cash paid for income taxes	$-	$-